December 26, 2012
VIA EDGAR AND EMAIL
Ms. Babette Cooper
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	America First Tax Exempt Investors, L.P.
Form 10-K for the fiscal year ended December 31, 2011
filed March 2, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012
File No. 0-24843
Dear Ms. Cooper:
We are writing to confirm the extension of the deadline to January 18, 2013 for our response to your letter, dated December 19, 2012, to Mr. Timothy Francis (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10‑Q filed by America First Tax Exempt Investors, L.P. (the “Company”). This letter is a follow up to a conversation I had with Ms. Babette Cooper on December 26, 2012.
If you have any questions regarding the foregoing or require further information, please contact the undersigned at (402) 930-3018 or our outside counsel Steven Amen of the Kutak Rock LLP law firm at (402) 231‑8721.
Sincerely,
/s/ Timothy Francis
Timothy Francis, Chief Financial Officer
The Burlington Capital Group, in its capacity as the general partner of the general partner of America First Tax Exempt Investors, L.P.